SEVEN NETWORKS, INC.

901 Marshall Street

Redwood City, CA 94063

November 22, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Seven Networks, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-113792

Request for Withdrawal of Registration Statement on Form 8-A

File No. 000-50751

Ladies and Gentlemen:

Seven Networks, Inc., a Delaware corporation (the “Company”), hereby makes application pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S-1 (File No. 333-113792), together with all exhibits and amendments thereto (the “Form S-1 Registration Statement”), relating to the registration of shares of its Common Stock, par value $0.0001 per share (the “Common Stock”).

The public offering of the Common Stock would be a discretionary financing for the Company, and the Company has opted not to proceed with the public offering of its Common Stock at this time. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued. Accordingly, the Company requests that an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible. The Company further requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Form S-1 Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act. Note that, if available, the Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Securities Act.

Concurrent with the withdrawal of the Form S-1 Registration Statement, the Company also requests the withdrawal of its Registration Statement on Form 8-A (File No. 000-50751) filed on May 10, 2004 for the purpose of registering the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Form 8-A Registration Statement”).

If you have any questions regarding the foregoing application for withdrawal, please contact Brooks Stough or David Kling of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Company, via telephone at (650) 321-2400. Please provide a copy of the order consenting to the withdrawal of the Form S-1 Registration Statement and the Form 8-A Registration Statement to Mr. Stough and Mr. Kling via facsimile at (650) 321-2800. Thank you for your assistance.

Very truly yours,

SEVEN NETWORKS, INC.

By:	/s/ Kent Thexton
Kent Thexton,
President and Co-Chief Executive Officer

cc:	Barbara C. Jacobs
(Securities and Exchange Commission)
Maryse Mills-Apenteng
(Securities and Exchange Commission)
Benjamin B. Haskill
(NASDAQ National Stock Market, Inc.)
Brooks Stough
(Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP)
David Kling
(Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP)